Exhibit 99.3

Consent of Bruno Turcotte

April 27, 2010

Alberta Securities Commission

Autorité des marchés financiers du Québec
British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Newfoundland and Labrador, Securities Division, Department of Government Services and Lands

Nova Scotia Securities Commission

Ontario Securities Commission

Prince Edward Island Securities Office

Saskatchewan Financial Services Commission (Securities Division)

U.S. Securities and Exchange Commission

Dear Sirs/Mesdames:

Re:          Consent of Bruno Turcotte

I refer you to the short form base shelf prospectus supplement (the “Prospectus Supplement”) of North American Palladium Ltd. (the “Company”) dated April 27, 2010 qualifying for distribution: (i) the common shares (the “Common Shares”) of the Company issuable on exercise of the common share purchase warrants (the “Warrants”) expected to be issued on or about April 28, 2010 in connection with the offering of units of the Company (the “Offering”); (ii) the additional Common Shares that may be issuable in connection with the possible exercise of an over-allotment option in connection with the Offering; and (iii) the additional Common Shares that may be issuable by reason of the indenture governing the Warrants. Capitalized terms used in this consent but not defined have the meanings set out in the Prospectus Supplement.

Reference is made to the technical report prepared by me, Bruno Turcotte, relating to the Flordin Deposit dated March 31, 2010 (the “Report”).

I hereby consent to the use of my name and the Report in the Prospectus Supplement.

I have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in it that are (i) derived from the Report, or (ii) within my knowledge as a result of the services performed by me in connection with the Report.

Yours truly,

/s/ BRUNO TURCOTTE

Bruno Turcotte, M. Sc., P. Geo.